Exhibit 99.155

CONSENT OF FGM CONSULTING GROUP

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference into the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the Company’s Management Discussion and Analysis for the year ended September 30, 2011, (2) the Company’s Management Discussion and Analysis for the period ended June 30, 2012, (3) the Company’s Management Discussion and Analysis for the period ended March 31, 2012 and (4) the Company’s Management Discussion and Analysis for the period ended December 31, 2011, all of which include reference to the undersigned in connection with technical information relating to the properties described therein.

FGM Consulting Group

/s/ Landy Stinnett
Name: Landy Stinnett
Title: Owner

Date: November 15, 2013